SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2011
Commission File Number 1-14858
CGI Group Inc.
(Translation of Registrant’s Name Into English)
1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.
Enclosure: Press Release concerning results dated July 26, 2011.
This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg.
Nos. 333-13350, 333-66044, 333-74932 , 333-112021 and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/investors
CGI reports $1.4 billion in contract bookings and strong profitable growth in fiscal Q3-2011
Q3-F2011 year-over-year highlights:
•	Revenue of $1,037.9 million, up 18.0% at constant currency;

•	Bookings of $1.4 billion or 139% of revenue;

•	Adjusted EBIT of $144.3 million, up 12.2%;

•	Net earnings of $118.4 million, up 37.9%;

•	Net earnings margin of 11.4%, up 190 bps;

•	Diluted EPS of 43 cents, up 43.3%;

•	Backlog of $12.7 billion;

•	Return on equity of 20.3%, up 420 bps.
Note: All figures are in Canadian dollars. Q3-F2011 MD&A, financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S. All non-GAAP measures are outlined on page 3.
Montreal, Quebec, July 26, 2011 — CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) reported fiscal 2011 third quarter revenue of $1.04 billion, an increase of 15.1% compared with the same period last year. Revenue on a constant currency basis was up 18.0% after adjusting for foreign exchange fluctuations that unfavorably impacted revenue in the quarter by $26.3 million, or 2.9% compared with the same period last year.
Adjusted EBIT was $144.3 million compared with $128.7 million in the same quarter last year, an improvement of 12.2%. This represents an adjusted EBIT margin of 13.9%.
Net earnings were $118.4 million or 11.4% of revenue compared with $85.9 million in the same quarter last year, representing an increase of 37.9% year-over-year.
Diluted earnings per share were 43 cents compared with 30 cents in the same period last year, representing an improvement of 43.3%.
On a comparable basis, excluding $15.2 million in favourable tax adjustments offset by the impact of acquisition and integration related costs; net earnings would have been $103.6 million or 10.0% of revenue in Q3-F2011, compared with $86.5 million, or 9.6% of revenue in the same period last year. Diluted earnings per share would have been 38 cents, up 26.7% compared with 30 cents in the third quarter of 2010.
The Company generated $90.1 million in cash from operating activities during the quarter and over the last twelve months has generated $536.9 million or $1.93 in cash per diluted share.

In millions of Canadian dollars except earnings per share and where noted
	Q3-F2011	Q3-F2010
Revenue	1,037.9	901.6
Adjusted EBIT	144.3	128.7
Margin	13.9%	14.3%
Earnings before income taxes	142.4	120.2
Margin	13.7%	13.3%
Net earnings	118.4	85.9
Margin	11.4%	9.5%
Earnings per share (diluted)	0.43	0.30
Weighted average number of outstanding shares (diluted)	273,914,231	290,226,120
Interest on long-term debt	4.2	4.4
Net debt to capitalization ratio	28.3%	0.2%
Cash provided by operating activities	90.1	102.8
Days of sales outstanding (DSO)	52	36
Return on equity	20.3%	16.1%
Return on invested capital	15.8%	16.9%
Bookings	1,442	838
Backlog	12,657	11,358
During the quarter, the Company booked $1.44 billion in new contract wins, extensions and renewals, bringing the total bookings over the last twelve months to $4.5 billion, for a book-to-bill of 104%. At the end of June 2011, the Company’s backlog of signed orders stood at $12.7 billion, up $1.3 billion compared with the same period last year after incorporating the unfavourable currency impact. The backlog represents approximately 3 times revenue on a trailing twelve month basis.
“We remain focused on the fundamentals of delivering quality services to our clients, while proactively expanding our capabilities and offerings by investing in high growth areas such as cloud computing, cyber security and software solutions,” said Michael E. Roach, President and Chief Executive Officer. “The strength in bookings during Q3 reinforces the relevance of our services and solutions to our clients’ requirements and demonstrates our commitment to increasing our competitive position in the global market. We remain in an excellent position to continue executing our Build and Buy profitable growth strategy.”
The Company purchased 2.8 million CGI shares during the quarter for $56.9 million at an average price of $20.51. Since the beginning of the fiscal year, 13.0 million shares have been purchased at an average price of $18.50 for a total investment of $241.3 million. Under the current program, which ends in February 2012, the Company can still acquire 16.6 million shares.
At the end of Q3 F2011, the Company had $686.8 million in available cash and unused credit facilities. Net debt was $913.4 million representing a net debt to capitalization of 28.3%.
Subsequent to the end of the quarter, on July 13, 2011, the Company entered into a private debt placement with six large US investors providing for an additional US$475 million in available liquidity. The placement is comprised of three tranches maturing on average in 8.2 years and carrying an average coupon fixed at 4.57%. Under the terms of the placement, the Company does not have to draw down the funds before December 15, 2011. In addition, it plans to execute interest rate swaps subject to favorable market conditions in order to reduce its financing costs and maximize flexibility.
Third Quarter F2011 Results Conference Call
Management will host a conference call to discuss results at 9:00 a.m. Eastern time this morning. Participants may access the call by dialing (866) 223-7781 or on the Web at www.cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.
About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 31,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices and centres of excellence in Canada, the United States, Europe and Asia Pacific. As at June 30, CGI’s annualized revenue was approximately $4.2 billion and its order backlog was approximately $12.7 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSE4Good Index. Website: www.cgi.com.
Non-GAAP financial metrics used in this release: Constant currency growth, adjusted EBIT, net debt to capitalization, DSO, ROE and ROIC
CGI reports its financial results in accordance with GAAP. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.
Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.
For more information:
Lorne Gorber
Senior Vice-President
Global Communications and Investor Relations
514-841-3355
lorne.gorber@cgi.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)
Date: July 26, 2011	By	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Executive Vice-President and Chief Legal Officer